3400 Bridge Parkway, Suite 200 Redwood Shores, CA 94065 Tel: +1 (650) 345-9000 Fax: +1 (650) 345-9004 www.impreva.com

August 25, 2014

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director Matthew Crispino, Staff Attorney

Re:	Imperva, Inc. Form 10-K for the Fiscal Year Ended December 31, 2013 Filed February 28, 2014 SEC File No. 001-35338

Ladies and Gentlemen:

On behalf of Imperva, Inc., a Delaware corporation (the “Company” or “Imperva”), set forth below is the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s comment letter dated August 12, 2014.

For ease of reference, the headings and numbers of responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comments prior to the response.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 11. Executive Compensation

Executive Compensation

Base Compensation, page 99

1.

We note that each of your named executive officers received an increase in base salary in fiscal 2013. Although you provide a general discussion on page 101 of the factors you may consider when adjusting base salaries on an annual basis, you do not provide

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

August 25, 2014

a narrative discussion of the specific reasons for the increases in each NEO’s base salary in 2013. Please confirm that in future filings you will discuss the specific factors that you considered when adjusting an NEO’s base salary. For example, disclose whether base salaries were increased to keep them within targets of the market median.

The Company confirms that in future filings it will disclose specific factors that were considered when adjusting the base salary of NEOs such as whether base salaries were increased to keep them within targets of the market median.

Director Compensation Table, page 120

2.	In your response letter, please provide more information on how you calculated the fees earned by Messrs. Krausz, Pimentel, Slootman, Strohm, and Tolonen and Ms. Gouw in fiscal 2013. We note that the fees disclosed in the director compensation table do not appear to correlate to the narrative discussion of fees on page 119. For example, the table indicates that Mr. Tolonen received $49,414 in fiscal 2013 but, based on his board and committee service, it appears he should have received $58,750—a $40,000 retainer, $15,000 for his role as audit committee chair and $3,750 for being a member of the nominating and corporate governance committee.

The Company respectfully advises the Staff that the board of directors of the Company adopted revised fee rates for board and committee service effective June 5, 2013. The actual fees paid to directors in fiscal year 2013 are disclosed in the director compensation table and reflects proration of fees paid at the rates in effect before and after June 5, 2013. Furthermore, in some cases, directors were appointed as members of committees of the board of directors during the year. In these cases, actual fees paid to such directors were prorated for the period of committee service. For example, Mr. Tolonen started calendar 2013 as a member of the audit committee, became chair of the audit committee on March 12, 2013 and joined the nominating and corporate governance committee on November 14, 2013, and as a result received a prorated retainer of $35,714.29 based on an annual rate of $30,000 prior to June 5, 2013 and $40,000 after June 5, 2013, $1,361.11 for prorated service as a member of the audit committee, $11,849.21 for prorated service as the chair of the audit committee based on an annual rate of $14,000 prior to June 5, 2013 and $15,000 after June 5, 2013 and $489.13 for prorated service as a member of the nominating and corporate governance committee. In future filings, the Company will provide additional disclosure to clarify the amounts per director for situations such as this.

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

August 25, 2014

* * * * * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * *

The Company requests that any future comments be addressed to Trâm T. Phi, the Company’s General Counsel, at Tram.Phi@imperva.com. You may also contact her via telephone with questions or comments at (650) 832-6096. In her absence, you can also contact David A. Bell of Fenwick & West LLP, our outside legal counsel, at (650) 335-7130 or Dbell@fenwick.com.

Sincerely,

/s/ Terry Schmid

Terry Schmid

Chief Financial Officer

cc:	Trâm T. Phi (via email w/encs.)

Terry Roelands

Imperva Inc.

Barbara C. Jacobs, Assistant Director (via email w/encs.)

Matthew Crispino, Staff Attorney (via email w/encs.)

Securities and Exchange Commission

David A. Bell, Esq. (via email w/encs.)

Fenwick & West LLP